Exhibit 99.4

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC. ASSIGNMENT AGREEMENT

This Global Infrastructure Finance & Development Authority, Inc. ("GIFDA) Assignment Agreement ("Agreement") shall be by and between This Global Infrastructure Finance & Development Authority, Inc., ("Assignor"), the rightful current Owner of an agreed upon Master Trust Indenture for the issuance of Revenue Bonds with a stated value of Thirty Four Billion ($34,000,000,000,000 USD) Dollars (the "Asset") as more fully described herein, TDA Premiere Perpetual Trust ("Assignee"), who shall be assigned the rights to monetize and create project funding for the Asset, as more fully described and agreed to herein and Mr. Todd Owen ("Trustee"), who shall upon agreement hereto act as the Trustee of the Asset, as more fully described and agreed to herein, who heretofore above shall be and are herein referred to collectively as the ("Parties.")

WHEREAS, Assignor is the rightful current Issuer and SEC recognized purveyor of an agreed upon Master Trust Indenture for the issuance of Revenue Bonds with a stated value of Thirty Four Billion ($34,000,000,000,000 USD) Dollars (the "Asset"); and

WHEREAS, Assignor has come to an agreement with Assignee to Assign the rights to the Asset for the agreed upon purpose of the monetization and creation of project funding for the Asset by assignment of the Asset to Assignee thereto; and

WHEREAS, Assignee is a Trust that has agreed to accept assignment of the Asset by Assignor and has further agreed to monetize and create project funding for the Asset as per agreement with Assignor thereto; and

WHEREAS, Assignor and Assignee have further agreed to have the Trustee act as the designated and agreed to trustee of the Asset thereto; and

WHEREAS, Assignor is a corporation duly registered, domiciled and in good standing in the State of Pennsylvania; and

WHEREAS, Assignee is a Trust duly registered, domiciled and in good standing in the State of Wyoming; and

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WHEREAS, Trustee is an individual who is a Principal of the Trust, which is duly registered, domiciled and in good standing in the State of Wyoming; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1. The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2. Assignor, as the Issuer and SEC recognized purveyor of an agreed upon Master Trust Indenture for the issuance of Revenue Bonds with a stated value of Thirty Four Billion ($34,000,000,000,000 USD) Dollars (the "Asset"), hereby expressly agrees with Assignee to Assign the rights to the Asset to Assignee for the agreed upon and express purpose of the monetization and creation of project funding for the Asset by Assignee, in accordance with the terms and conditions of this Agreement.

3. That both Assignor and Assignee hereby expressly agree that this Agreement shall be for the purposes as above-stated and as stated herein and that the disbursement of project funding for the asset shall be governed by a subsequent, separate agreement thereto.

4. The Parties hereby expressly agree that Assignor shall fully Assign the Asset to Assignee as of the Effective Date of this Agreement, with said Assignment being in lawful effect for an agreed upon term of Ten (10) Years from the Effective Date hereof.

5. The Parties further and expressly agree that the Asset shall at all times continue to remain the property of the Assignor, with the Assignment of the Asset to Assignee occurring for the express purposes of assignment, monetization and project funding, in express accordance with the terms and conditions of this Agreement.

6. The Parties hereby additionally and expressly agree that the Assignment from Assignor to Assignee shall commence upon the Effective Date of this Agreement, which shall be the date this Agreement is executed by both Parties hereto and shall being in lawful effect for an agreed upon term of Ten (10) Years from the Effective Date hereof.

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7.   The Parties hereby expressly agree that Assignor and Assignee both shall engage Trustee to be the agreed upon and contractually retained Trustee of the Asset, as per and in express accordance with the terms and conditions of this Agreement.

8.   At such time as monetization shall occur and funds shall be both available and accessible for project funding of the Asset, Assignor and Assignee shall enter into an agreed upon Monetization & Project Funding Agreement thereto, with said agreement being in full and express accordance with the terms and conditions of this Agreement.

9.   The Parties hereby expressly agree that in consideration for the Assignment of the Asset by Assignor to Assignee, the Assignee shall monetize and create project funding for the Asset, with all project funds thereto shared with the Assignor as agreed upon in the Monetization & Project Funding Agreement thereto, with said agreement being in full and express accordance with the terms and conditions of this Agreement hereof.

10.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean (i) all information, in any form, relating to the possible business relationship between the parties, (ii) all information in respect to the nature and value of the Asset and (iii) the safekeeping location of the Asset.

11.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

12.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Wyoming, in accordance with the rules of arbitration in the State of Wyoming and of the American Arbitration Association.



13. This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

14. This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

15. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

16. It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 10, 2022

Assignor: Global Infrastructure Finance & Development Authority, Inc.

DocuSigned by:
Shah Mathias
997DA1C2645D4C4... 3/14/2022

By: Shah Mathias
C.E.O.

Assignee: TDA Premiere Perpetual Trust

DocuSigned by:
Todd Owen
56397A11F1484F0... 3/14/2022

By: Todd Owen
CEO

Trustee: Mr. Todd Owen

DocuSigned by:
Todd Owen
56397A11F1484F0... 3/14/2022

By: Todd Owen